UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2017
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND A MAJOR
SUBSIDIARY OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)
DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND A MAJOR
SUBSIDIARY OF SASOL
In compliance with paragraph 3.63 to 3.66 of the JSE Limited
Listings Requirements, Sasol hereby announces that directors of Sasol and a major subsidiary of Sasol, in terms of the
Sasol Long-Term Incentive Plan (“the Plan”), have sold long-
term incentives, previously granted and accepted and which
have vested on 22 September 2017. The previously awarded long-
term incentives were converted from cash settled to equity
settled after shareholder approval was obtained for the Plan at the Annual General Meeting of the Company in 2016.
All long-term incentives have conditions attached and are
subject to the rules of the Plan. The Board or the
Remuneration Committee of the Board, as appropriate, approved the awards as well as the vesting of the awards.
The rules of the Plan are available on the Sasol website at
www.sasol.com.
Director S R Cornell
Company
Subsidiary company
Sasol
Sasol (USA) Corporation
Vesting date 22 September 2017
Transaction date 16 October 2017
Number of securities 5 222
Class of securities Sasol American Depositary
Receipts
Nature of transaction Sale of shares on-market
Selling price per share USD29.28
Total value of transaction USD152 887.63
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
Director M Thomas
Subsidiary Company Sasol (USA) Corporation
Vesting date 22 September 2017
Transaction date 16 October 2017
Number of securities 8 822
Class of securities Sasol American Depositary
Receipts

Nature of transaction Sale of shares on-market
Selling price per share USD29.28
Total value of transaction USD258 287.99
Nature and extent of
director’s interest Direct beneficial
Clearance obtained Yes
19 October 2017
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 October , 2017 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary